OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Caleigh & Clover, Inc.

111 Chestnut Street
Burbank, CA 91506

www.caleighandclover.com

2500 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 10,000 shares of common stock ($100,000)

Minimum 2,500 shares of common stock ($25,000)

Company	Caleigh & Clover, Inc.
Corporate Address	1111 Chestnut Street,Burbank,CA 91506
Description of Business	Young Contemporary Women's Apparel
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$250.00

Perks

For 12 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase directly from our website, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

$1,000 — Discount program as stated on the page.

$5,000 — Discount program + one unique clothing sketch signed by designer.

$50,000 — All of the above plus invitation to the Coterie show in New York in September. Guided tour. Access to behind scenes and cocktail party. Become an industry insider.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company will be designing, manufacturing and selling women's young contemporary sportswear apparel for sale at retailers and on our own ecommerce site.

Sales, Supply Chain, & Customer Base

Retail chains and independent stores selling young women's contemporary sportswear apparel, as well as our own ecommerce web site.

Competition

The apparel industry is highly competitive. We compete with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and other products, many of which are significantly larger and have greater resources than us. We believe that our ability to compete effectively depends upon our ability to build our reputation, our flexibility in responding to market demand and our ability to effectively manage our brands and offer fashion conscious consumers a wide variety of high quality apparel at competitive prices.

Liabilities and Litigation

We are not involved in any liabilities or litigation with Caleigh and Clover. However, because we pride ourselves in transparency, our founder Richard Ashbee has chosen to disclose on-going lawsuits from past business engagements that are all being handled expeditiously. Please see below:

Richard Ashbee, our sole officer and director, and majority shareholder, has been a defendant in several lawsuits involving Regent Global Sourcing, LLC, a company with which he was previously affiliated. We believe that the lawsuits resulted from a number of factors, including, but not limited to, the bankruptcy of several of Regent Global Sourcing, LLC's customers, and from quality issues in dealing with factories overseas. Currently pending lawsuits include (1) SQA & KC International vs. Regent Global Sourcing Inc., Et Al, filed 1/19/2016, in which SQA & KC International are claiming $550,000 in unpaid contracts plus interest, (2) Dagawa Trading LLC vs. Regent Global Sourcing LLC, filed 5/27/2016, in which Dagawa Trading LLC claims Regent Global Sourcing, by not paying Dagawa amounts owed on signed order requests in total of $600,000 plus interest, (3) World Global Financing, Inc. vs. Regent Global Sourcing, LLC, a collection lawsuit filed 7/7/2016, (4) On Deck Capital, LLC vs. Regent Global Sourcing, LLC Et Al, a collection lawsuit filed 3/23/2017, and (5) Robert Ezra, A Professional Corp. vs. Regent Global Sourcing lLC Et Al, a breach of contract lawsuit filed 3/06/2017.

For more information on the description of business see Appendix C.

The team

Officers and directors

Richard Ashbee	President, Secretary, Treasurer & Director

Richard Ashbee
Richard Ashbee has served as our President, Secretary, CFO and sole director since our inception in April 2017. He has worked in fashion manufacturing for apparel companies ranging from Cherokee to Perry Ellis to Zara to Pacific Sunwear to many more. Richard has over 27 years of experience in producing and manufacturing clothing all over the world, from the UK to Peru. His experience has garnered strong relationships with some of the world's top retailers and ecommerce sites. Richard has served as the Manager of C & C California, LLC, since January 2016.

Related party transactions

We have not conducted any related party transactions. It is expected that our sole officer and director will advance funds to us to sustain operations pending equity financing. Such funds are expected to be advanced, interest free, and repaid with the proceeds of this offering.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $100,000 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.
- **Terms Of Subsequent Financings May Adversely Impact Your Investment.** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.
- **This is a brand new company.** We have no history, no customers, no revenues. If you are investing in us, it's because you think our clothing line is a good idea, that we will be able to successfully market, manufacture and sell our clothing, that we can price them right and sell them to enough people so that we will

succeed. We have yet to sell any cloths. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Our Success Is Highly Dependent On Our Current Management.** Our success depends in significant part on the continued services of our current management team, namely, Richard Ashbee. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.
- **Failure to Maintain a Positive Reputation.** A positive reputation with consumers concerning our products is important in attracting and retaining customers who have a number of choices from which to purchase apparel. To the extent our products become perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.
- **The Apparel Industry Is Highly Competitive.** The apparel industry is highly competitive. We will compete with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and other products, many of which are significantly larger and have greater resources than us. We believe that our ability to compete effectively depends upon our ability to build our reputation, our flexibility in responding to market demand and our ability to effectively manage our brands and offer fashion conscious consumers a wide variety of high quality apparel at competitive prices.
- **We Depend On Third Parties to Manufacture Our Products.** We depend upon third parties to manufacture all of our products. The inability of a manufacturer to ship orders of our products in a timely manner, including as a result of local financial market disruption which could impair the ability of such manufacturers to finance their operations, or to meet quality standards, could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. We have no long-term formal arrangements with any of our third party manufacturers, and to date we have experienced only limited difficulty in satisfying our manufacturing requirements. Although we believe we could replace such manufacturers without a material adverse effect on us, there can be no assurance that such manufacturers could be replaced in a timely manner, and the loss of such manufacturers could have a material adverse effect on our business, financial condition and results of operations.
- **Risks Of Borrowing.** We may need to seek credit facilities or loans with financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.
- **Management Discretion As To Use Of Proceeds.** Our success will be substantially

dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability And Liquidity.** Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Control By Management.** The Company's President, Richard Ashbee, holds a majority of our common stock. Investors will not be able to control the management of the Company.
- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Additional Disclosures.** Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by us. WE ARE OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. WE ARE UNDER NO OBLIGATION AND HAVE NO INTENTION, TO REGISTER THE SECURITIES AND ARE UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO US. GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Richard Ashbee, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

  Common Stock

  The Company is authorized to issue up to 5,000,000 shares of common stock. There are a total of 350,000 shares currently outstanding.

  Voting Rights

  The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights

  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments.

  Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-04-22.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we begin manufacturing and selling our initial designs, which we do not anticipate occurring until June 2017. Based on our forecast, with the liquidity of the anticipated full raise amount and funds to be advanced by our officers and directors, we anticipate that we can operate the business until July 2017.

Financial Milestones

We are investing to establish our infrastructure, which will include designers, salespersons and office staff. Management has operated a similar business in the industry previously, and with that experience and connections, it believes that the establishment of infrastructure and the commencement of operations will be achieved quickly. We have not yet generated any revenue to date, but expect to quickly after the initial infrastructure is in place. The Company already has orders in hand for June 2017 and forward. Management currently forecasts 2017 and 2018 revenue of $2 million and $4 million, respectively, and believes we will generate positive net income beginning in 2018.

Liquidity and Capital Resources

As of April 20, 2017, we had no cash. It is expected that our officers and directors will fund cash requirements until sufficient funds are raised in this offering, which advanced amounts will be repaid with the proceeds of this offering. We are seeking to raise $100,000 in this offering. Assuming we raise $100,000 through this offering, we believe we will be able to sustain our operations until July 2017. At that point, it is anticipated that the company's infrastructure will be in place and the normal operations will have commenced. Once this occurs, the Company anticipates an incremental capital raise of up to $1 million to fund further expansion.

The company currently has no line of credit in place. The company does not currently anticipate needing one as it is considered that the funds from the intended capital raises should be sufficient to fund initial operations and then operating profits are expected to be sufficient to fund operations going forward.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-04-21, Rule 4(a)(2), 350000 Common Stock. Use of proceeds: General working capital.

Valuation

$3,500,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of our President as to what a fair value would be. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$25,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$1,500	$6,000
Professional Fees	$6,000	$6,000
Net Proceeds	$17,500	$88,000
Use of Net Proceeds:		
Manufacturing	$12,500	$68,000
Marketing	$2,500	$10,000

Working Capital	$2,500	$10,000
Total Use of Net Proceeds	$17,500	$88,000

We are seeking to raise a minimum of $25,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 2 months and plan to use the net proceeds of approximately $88,000 over the course of that time as set forth above. The manufacturing component above would include obtaining product to initiate sales. The marketing component would include online news outlet, blogger, and social media campaigns. The working capital component includes other infrastructure, equipment and personnel related expenditures.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Caleigh & Clover, Inc.

[See attached]

CALEIGH & CLOVER, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF APRIL 22, 2017 (Inception)

Financial Signature Page

I, RICHARD ASHBEE (Print Name), the PRESIDENT (Title of Officer) of CALEIGH & CLOVER (Company Name), hereby certify that the financial statements of CALEIGH & CLOVER (Company Name) and notes thereto for the periods ending 1/1/17 (beginning date of review) and 12/31/17 _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5/9/17 (Date of Execution).

[signature] (Signature)

PRESIDENT (*Title*)

5/9/17. (Date)

CALEIGH & CLOVER, INC.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheet as of April 22, 2017	1
Statements of Operations for the period from inception through April 22, 2017	2
Statements of Stockholders' Equity the for period from inception through April 22, 2017	3
Statements of Cash Flows for the period from inception through April 22, 2017	4
Notes to the Financial Statements	5

CALEIGH & CLOVER, INC.
BALANCE SHEET
APRIL 22, 2017
(unaudited)

		April 22, 2017
ASSETS		
Current assets:		
Cash and cash equivalents	$	-
Total current assets		-
Total assets	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Total liabilities	$	-
Commitments and contingencies (Note 2)		
Stockholders' equity		
Common stock ($0.001 par value: 5,000,000 shares authorized; no shares issued and outstanding		-
Additional paid in capital		-
Retained earnings		-
Total stockholders' equity		-
Total liabilities and stockholders' equity	$	-

CALEIGH & CLOVER, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM INCEPTION TO APRIL 22, 2017
(unaudited)

		For the Period from Inception to April 22, 2017
Revenues	$	-
Operating Expenses		-
Net income	$	-

CALEIGH & CLOVER, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION THROUGH APRIL 22, 2017
(unaudited)

	Common Stock		Subscription	Retained	Total Stockholder's
	Shares	Amount	Receivable	Earnings	Equity
Balance upon Inception	-	$ -	$ -	$ -	$ -

CALEIGH & CLOVER, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO APRIL 22, 2017
(unaudited)

		For the Period from Inception to April 22, 2017
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	-
Net cash used in operating activities		-
Increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, upon inception		-
Cash and cash equivalents, upon inception	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Caleigh & Clover, Inc. was formed on April 22, 2017 ("Inception") in the State of Delaware. The financial statements of Caleigh & Clover, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Burbank, California.

The Company will design and manufacture young women's contemporary sportswear apparel for sale to retailers and online through its own e-commerce site.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 22, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from at the time of sale provided the other conditions for revenue recognition have been met, including when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

We currently have no outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue up to 5,000,000 shares of common stock at a par value of $0.001.

NOTE 6 – RELATED PARTY TRANSACTIONS

There have been no transactions with related parties.

NOTE 7 – SUBSEQUENT EVENTS

There have been no significant events to report subsequent to April 22, 2017 through the issuance of these financial statements on May 9, 2017.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



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Raised of $25K - $100K goal

Caleigh & Clover Inc.

Contemporary Women's Clothing Made in LA

Small OPO Burbank, CA
Fashion & Apparel
Accepting International Investment

Chat





Young Women's SoCal Style, Crafted by an Industry Veteran

Invest in Caleigh & Clover

You may have never heard my name before — but you've probab
clothes

Chat

My name is Richard Ashbee. I have designed and manufactured ***over $1B of clothing*** *for great brands including* ***Guess, Theory, Vince, Rag & Bone, James Perse, Zara*** *and many more. And now, I'm proud to introduce California's next big clothing brand: Caleigh & Clover.*

I moved to Los Angeles from the UK for its legendary lifestyle. To the rest of the world, LA is an epicenter of entertainment, music, surfing, yoga, and, of course, fashion. The Caleigh & Clover look matches LA's unique lifestyle: It's aspirational yet accessible.

Today's young, professional, creative woman wants to feel sexy and comfortable. She wants to always feel stylish. She wants a clothing brand that speaks to how she feels. She wants every day to feel like Coachella

Chat

Yes, I've worked for some truly great fashion designers and provided them my inspired designs, manufactured for them, and helped them grow to enormous financial successes. I'm ready now to make my own brand — to build something great of my own no longer for others.

I am proud of what we've been able to do with Caleigh & Clover already. ***We***

have private label clients set to accommodate $500K per month in orders in the first 4-6 months of our business, and $1M+ per month beyond that. *I hope you'll join us as we continue to grow. This is the time for me to move forward and catch an important moment. It could be the same for you.*

In the past, very few could invest in the birth of a great new apparel brand. But this is no longer the case. Together we can make a huge impression on fashion across the globe.

Yours,
Richard




Richard Ashbee has done design, merchandising, and manufacturing for brands like...
JAMES PERSE
GUESS
Theory
CHEROKEE
VINCE.
rag & bone
NEW YORK
ZARA
and more.

Investment

$10/share | When you invest you are betting the company's future value will exceed $3.5M.

Perks

For 12 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase directly from our website, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

$1,000 — Discount program as stated on the page.
$5,000 — Discount program + one unique clothing sketch signed by designer.
$50,000 — All of the above plus invitation to the Coterie show in New York in September. Guided tour. Access to behind scenes and cocktail party. Become an industry insider.

The LA Boutique — In Every City

Caleigh & Clover aims to be in every young contemporary woman's closet, regardless of where she lives.
Upon launch, the plan is for our label to be carried in 400 stores across the country. These will include Revolve, Planet Blue, Equinox, and Singer 22.

REVOLVE Planet blue EQUINOX S22

We can promise the highest quality, LA -manufactured clothing, possessing the edgy but playful sophistication that LA is famous for. With deep experience in manufacturing and merchandising, our team understands exactly how to get great style in front of the eyes of a customer.

Our relationships with retailers are a unique advantage, allowing us to launch a new label alongside trusted business partners.






A
GOLDEN
STATE
OF
MIND

2017 Summer Selections











Salt in the air
Sand in my hair

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Quality Artisanship for Creative Women













Wearing the SoCal Lifestyle

Caleigh & Clover doesn't just sell the Los Angeles lifestyle. **It IS the Los Angeles lifestyle.** Our clothes are effortless, fun, sophisticated, and easily worn in all facets of the day — be it at a music festival, the beach, or around the house.
Anyone who's lived in LA knows there are no rules to what you can or can't wear: There's just good fashion.

Making clothing that's sourced in the U.S. and developed and manufactured in LA, we strive to impact fashion around the globe.
Like any great brand, we will lead with brick and mortar stores, but rely heavily on ecommerce sales. **Your investment will provide the necessary capital to promote Caleigh & Clover with viral and traditional marketing campaigns so the LA spirit can spread more quickly.**







The Market for Women's Contemporary

Fashion is a never-ending game. Manufacturers are always trying to get one step closer to matching the audience's true essence. Caleigh and Clover is entering the young women's contemporary market — one beloved by influencers and marketers — **and bringing to it years of experience and tenured leadership.**

Apparel Is Not Done Growing

According to recent market research, "The Women's Apparel Global Industry was $621B in 2014 which was a **12% increase over the last 5 year period.** Women's apparel would cover outerwear, footwear, blouses, slacks, jeans, dresses, skirts, hats and accessories. The largest markets of consumerism for women's apparel are Brazil, China, Italy, Japan and the U.S with developing countries also expecting a massive spike resulting from growth."

Because Caleigh & Clover aims to generate revenue primarily from its e-commerce sales, women globally will be able to buy Caleigh & Clover. With the right marketing and outreach campaigns — **most of which will be social media campaigns** — Caleigh & Clover can inspire millions of women throughout the world to adopt the Caleigh & Clover aesthetic and as a result, the SoCal lifestyle.



Ecommerce Growth

We are poised to establish our own ecommerce platform to manage the production and distribution of our clothing. We intend for much of the investments garnered from this raise to fuel this critical expansion.

Our platform will be built by companies with years of expertise in digital marketing, complementing our experience in fashion manufacturing.


Live in the Sunshine
Swim in the Sea
Drink the wild air
drink
drink
live in the Sunshine
Swim in the Sea
drink drink drink
drink the wild air
air
drink drink drink



A Fashion Legacy Culminating in Caleigh & Clover

From the UK to California: A Shift in Style

"In the 1970s fashion was at a point of major transition. For many, especially young women, fashion was a time to explore areas of themselves in an entirely fresh way. People were becoming increasingly freer to explore diverse fashion options, and style had reached an entirely new height.

I, a young man at the time, was at the point of transition too. Or rather I was about to accept a Nottingham job opportunity that catalyzed a multi-decade-long career in the fashion industry.

Fast forward to the present, and I've since handled the manufacturing of clothing for major fashion lines and companies ranging from Zara, to Rag & Bone, to Perry Ellis, to Theory, to Pacific Sunwear, to Vince. Oh, and I also wound up in the United States after Cherokee asked me to build their U.S. licensing division.

Transition is true for fashion too, but everything is pointing in one direction. Though decades have passed, and the fashion industry has evolved tremendously, one thing has remained the same: young people, particularly women, have channeled their lifestyles through their fashion aesthetic. And all eyes are on California.

I hope you'll consider picking up fashion where it is today, and joining me in building a brand for the future."

- Richard





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April 2017



Caleigh & Clover is Founded

After years of manufacturing for other brands, Richard Ashbee embarks on one of his own.

May 2017



Website Launch

We anticipate that ecommerce sales will begin online.

May 2017



Marketing Launch

Leveraging top influencers, we plan push the brand on social media and online.

June 2017



Summer Launch into 400 Boutiques

Caleigh & Clover anticipates apparel will be sold in stores across the country.

July 2017



30 New Styles

Just in time for summer.

August 2017



30 More Styles!

We'll continue to grow our line.

September 2017



Fall Line 4

We'll launch our latest fall line in stores and online.

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Meet the Founders





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Richard Ashbee

President, Secretary, Treasurer & Director

Richard Ashbee has served as our President, Secretary, CFO and sole director since our inception in April 2017. He has worked in fashion manufacturing for apparel companies ranging from Cherokee to Perry Ellis to Zara to Pacific Sunwear to many more. Richard has over 27 years of experience in producing and manufacturing clothing all over the world, from the UK to Peru. His experience has garnered strong relationships with some of the world's top retailers and ecommerce sites. Richard has served as the Manager of C & C California, LLC, since January 2016.

Diane Ashbee

Director of Marketing/Merchandising

A California Native, born in Palm Springs, Diane Ashbee studied in Malibu, California, currently lives on the Westside. It was through her combined knowledge of journalism with her love of fashion, that Diane was led to work in the editorial department in West Coast offices of Fashion Trade publisher Earnshaw Publications for their namesake children's wear magazine, Earnshaw's and their footwear industry publication Footwear Plus. From there, Diane moved to boutique Fashion Public Relations firm, where she worked on accounts of nationally recognized clients including, Mossimo, Skechers, and Cherokee. Diane has spent the past several years using the expertise and knowledge gleamed from working in so many aspects of the industry to providing consulting services in the areas of Trend Forecasting, Design, PR and Marketing for a variety of clients, but is now happy to apply that experience to launching Caleigh and Clover.

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And the Rest of the Team



Christina Apostolidou

Creative Director

Born in Athens, Greece and raised in Geneva, Switzerland, Christina had a love and passion for fashion an early age. She attended the School of Fine Arts at Claparede College in Geneva prior to moving to Los Angeles in 1998, where she graduated with a BFA in Fashion Marketing. Los Angeles and the Southern California lifestyle are the perfect fit for her personality and aesthetic: Free spirit, love for music, travel and art. In 2007, she founded her own brand, 291 Venice, after many years working at Guess. Christina now brings her directional viewpoint and creativity to Caleigh & Clover.



Isabel Robles

Head of Operations

Isabel Robles is originally from Lima, Peru. It is there that she studied and earned a degree in Industrial Engineering before beginning her career working for a Textile factory. Later she was transferred to Los Angeles to work in their Los Angeles satellite office, and met Richard Ashbee in 1991. Shortly afterward, she began working for Richard as Head of Operations and they have been working side by side for more than 25 years.



Sasha Mitchell

Digital Operations

Sasha has worked with the Ashbee team for over 13 years. As a domain administrator for multiple brands including Crunch Fitness, he built custom e-mail servers, managed domain security, and ran IT operations.

Offering Summary

Maximum 10,000 shares of common stock ($100,000)

Minimum 2,500 shares of common stock ($25,000)

Company	Caleigh & Clover, Inc.
Corporate Address	1111 Chestnut Street,Burbank,CA 91506
Description of Business	Young Contemporary Women's Apparel
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$250.00

Perks

For 12 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase directly from our website, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

$1,000 — Discount program as stated on the page.

$5,000 — Discount program + one unique clothing sketch signed by designer.

$50,000 — All of the above plus invitation to the Coterie show in New York in September. Guided tour. Access to behind scenes and cocktail party. Become an industry insider.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and an Chat of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

[RICHARD---addresses the camera directly]

You don't know my name. [Pause] But you've probably worn my clothes. [Pause].

[Start the music and let it progress from soft to louder over time. Needs to be classic and inspirational]

My name is Richard Ashbee. I have designed and manufactured over $1B of clothing for some great brands.

[Show the logos and clothing in rapid succession]

Guess, Theory, Vince, Rag & Bone, James Perse, Zara and many more.

I moved to Los Angeles because I wanted the legendary lifestyle. Los Angeles is the confluence of rock music, surfing, yoga, fashion and much more.

[Show classic LA visuals - Hollywood sign, the Santa Monica Pier, the Griffith park, venice beach, etc..]

I worked with some truly great fashion designers. I produced and manufactured for them and helped them to grow to enormous financial successes.

[Show Richard in a new angle]

Finally, I have decided it was time. Time for me to move forward and catch an important movement.

[Show the Caleigh & Clover designs and the logo]

Caleigh & Clover is that movement. I've designed an entirely new look. It is fresh, fun, and it matches LA's unique lifestyle. It is aspirational and fits today's woman. I am proud of this.

[Show Richard in soft focus]

Now, I am going to make the brand — to build something important for myself and no longer for others.

[Show photos/video of models modeling the clothes, fun, spirited]

Today's young, professional and creative woman wants to dress in style — feel sexy and comfortable.

[Richard focus]

In the past, only the very few could invest in the birth of a great new apparel brand. No longer. You can invest with me and be part of the next new, exciting, contemporary brand.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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offering deadline.

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